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                            July 28, 2021

       Patrick Ford
       Chief Financial Officer and Secretary
       NextGen Acquisition Corp
       2255 Glades Road, Suite 324A
       Boca Raton, FL 33431

                                                        Re: NextGen Acquisition
Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 22, 2021
                                                            File No. 333-256168

       Dear Mr. Ford:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 170

   1. Your response to prior comment 5 does not appear to address our comment. Please revise your introductory
paragraph to state that your pro forma income statements was prepared assuming that the
conversion of Xos    notes payable occurred on January 1, 2020, or
                                                        explain how your
current disclosures comply with the requirements in Article 11 of
                                                        Regulation S-X and
Release No. 33- 10786.
   2.                                                   Your revised
disclosures on pages 170 and 175 state that your pro forma income statements for the
three months ended March 31, 2021 and year ended December 31, 2020 give pro forma effect
to the Business Combination as if it had been consummated on
                                                        January 1, 2021 and
January 1, 2020, respectively. However, pro forma adjustments should be computed
assuming the transaction occurred at the beginning of the
                                                        earliest fiscal year
presented (i.e. January 1, 2020) and carried forward through any interim period
presented. Please revise your disclosures accordingly. Refer to Article 11
 Patrick Ford
NextGen Acquisition Corp
July 28, 2021
Page 2
         of Regulation S-X.
3. Your response to prior comment 7 does not appear to address our comment. Please revise to reflect the recognized loss on extinguishment of convertible debt in your pro forma income statement for the year ended December 31, 2020, or explain how your current presentations and disclosures comply with the requirements in Article 11 of Regulation S-
         X and Release No. 33- 10786.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jean Yu at 202-551-3305 or Eiko Yaoita Pyles at 202-551-3587 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Anne Parker at 202-551-3611 with any other questions.



FirstName LastNamePatrick Ford                               Sincerely,
Comapany NameNextGen Acquisition Corp
                                                             Division of
Corporation Finance
July 28, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName